WOIZE INTERNATIONAL LTD.
1 Kingsway
London WCB 6FX
Tel: 44 (1) 20 71016560
Fax: 46 (1) 708 300891

April 3, 2009
Via Edgar

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:             Sharon Virga – Senior Staff Accountant
Ivette Leon – Assistant Chief Accountant
Larry Spirgel – Assistant Director

Re:         Smart Comm International Ltd. (formerly Woize International Ltd.)
Form 10-KSB for year ended March 31, 2008
Filed July 14, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 0-51797

Ladies and Gentlemen:

The following addresses the comments of the reviewing staff of the Commission set forth in its letter dated March 19, 2009, relating to the Form 10-KSB for the fiscal year ended March 31, 2008 and Form 10-Q for the quarterly period ended September 30, 2008 of Smart Comm International Ltd.  (the “Company”). We respond as follows:

Form 10-KSB for the Year Ended March 31, 2008

1.	Please expand your disclosure to include your responses to comments 4, 7 and 8 in your letter dated March 9, 2009.
Response:

The Company has expanded the disclosure in its Form 10-Q for the quarter ended December 31, 2008 filed with the SEC on March 27, 2009.

Consolidated Financial Statements

9. Subsequent Events

Acquisition of Smart Devices, page F-16

2.
We note your response to prior comment 5. Until you file audited financial statements of Smart Devices for the time span required under Rule 8-04 of Regulation S-X and the pro forma financial information required under Rule 8-05 of Regulation S-X, your ability to conduct public offerings of your securities may be restricted. In addition, you may not be permitted to make offerings under Rule 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. These restrictions do not apply to:

•	offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding reinvestment plans;
•	dividend or interest reinvestment plans;
•	employee benefit plans;
•	transactions involving secondary offerings; or,
•	sales of securities under Rule 144

Once you file audited financial statements that include the post-acquisition results of operations of the acquired business for an appropriate period, we will, at your request, consider accepting audited financial statements for a period of time less than that required under Rule 8-04 of Regulation S-X. Please acknowledge to us that you understand the effects of your failure to file the required financial statements.

Response:

The Company acknowledges that it understands the effects of its failure to file the required financial statements and intends to seek a waiver from the requirement to file the Form 8K/A.

3.
It is our understanding that Smart Devices was placed in receivership after it was besieged by their creditors and was unable to secure additional financing to fund its operations. In view of these facts, tell us your consideration to record an impairment charge on the goodwill related to the acquisition of Smart Devices.

Response:

Goodwill totaling $326,404 was reflected in the purchase price allocation and disclosed in the subsequent event footnote (Note 9) of the March 31, 2008 financial statements reported in the annual report on Form 10-K of even date.

Goodwill totaling $242,960, related to the Smart Devices acquisition, was reported in the June 30, 2008 quarterly report on Form 10-Q.

Goodwill totaling $242,960, related to the Smart Devices acquisition, was reported in the September 30, 2008 quarterly report on Form 10-Q.

On November 26, 2008, the Guilford County Court appointed an administrator to oversee the liquidation of Smart Devices.  Accordingly, the goodwill totaling $242,960, related to the Smart Devices acquisition, was written off in the December 31, 2008 quarterly report on Form 10-Q.

Form 10-O for the quarter ended December 31, 2008.

4.           Please file immediately.

Response:

The Company filed its Form 10-Q for the quarter ended December 31, 2008 on March 27, 2009

Should you have any questions, please do not hesitate to contact the undersigned at (206) 801-1780.

Very truly yours,

By:	/s/ Daniel Savino
Daniel Savino

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